

Mail Stop 3720

June 5, 2009

Mr. Robert L. Recchia
Chief Financial Officer
Valassis Communications, Inc.
19975 Victor Parkway
Livonia, MI 48152

> **RE:** **Valassis Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 4, 2009**
> **File No. 110991**

Dear Mr. Recchia:

We have reviewed your supplemental response letter dated May 22, 2009 as well as your filing and have the following comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Critical Accounting Policies and Estimates, page 32

Goodwill, Intangible Assets and Other Long-lived Assets, page 32

1. We note your response to prior comment 3. We note that you provided a range of revenue growth assumptions used for all of your reporting units in your goodwill impairment test. Based on the significance of the goodwill balance in your Shared Mail reporting unit, we believe that you should provide more specific disclosure regarding this reporting unit. Please address the following items:

   • Provide a discussion of your projected growth rates as compared to historical growth in this reporting unit.
   • Discuss the reasons for the differences between projected and historical rates and the effect of the current economic conditions on your assumptions.

- Provide a sensitivity analysis for your impairment test of the goodwill in the Shared Mail reporting unit. Disclose the impact of reasonably likely changes in each of your significant assumptions.

2. In light of the goodwill impairment charge you recorded for the Shared Mail reporting unit during the quarter ended December 31, 2008, you should expand your MD&A in future filings to discuss your expectations regarding your future operating results and liquidity as a result of taking the impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the goodwill impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows?

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, Jr.

/for/ Larry Spirgel
Assistant Director